UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

To Rule 13d-1(a) and Amendments thereto filed

Pursuant to Rule 13d-2(a)

(Amendment No. 4)*

LESCO, INC.

(Name of issuer)

Common Stock, without par value

(Title of class of securities)

526872106

(CUSIP number)

COPY TO:

R. G. Barrett

North Atlantic Value LLP

Ryder Court

14 Ryder Street

London SW1A 6QB, England

011-44-207-747-5640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2004

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 40 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 526872106	Page 2 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J O Hambro Capital Management Group Limited No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* IA, CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 3 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J O Hambro Capital Management Limited No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* IA, CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 4 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Atlantic Value LLP No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,709,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,709,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,709,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14.	TYPE OF REPORTING PERSON* IA, CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 5 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Growth Financial Services Limited No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON * CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 6 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Atlantic Smaller Companies Investment Trust plc No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 750,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 750,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14.	TYPE OF REPORTING PERSON * IV, CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 7 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Opportunity Trust plc No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 200,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14.	TYPE OF REPORTING PERSON * IV, CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 8 of 40

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Harwood Bernard Mills No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,709,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,709,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,709,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14.	TYPE OF REPORTING PERSON * IN
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 9 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oryx International Growth Fund Limited No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON * IV, CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 10 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Trident North Atlantic Fund No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 351,851 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 351,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,851
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14.	TYPE OF REPORTING PERSON * IV, CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 11 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trident Holdings No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 266,465 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 266,465

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,465
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14.	TYPE OF REPORTING PERSON * IV, CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106	Page 12 of 40

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) High Tor Limited No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 48,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 48,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON * CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 4 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 4 to Statement on Schedule 13D (the “Amendment”) is filed on behalf of the parties to the Amended and Restated Joint Filing Agreement, dated as of December 20, 2004, filed herewith. This Amendment amends the Statement on Schedule 13D (the “Statement”) filed on April 4, 2000 with the Securities and Exchange Commission by certain of the Filing Parties, as amended by Amendment No. 1 filed on May 4, 2000, Amendment No. 2 filed on January 26, 2001 and Amendment No. 3 filed on September 7, 2001.

Item 1. Security and Issuer.

The class of equity securities to which this Amendment relates is the common stock, without par value (the “Common Stock”) of Lesco, Inc., an Ohio corporation (the “Company”). The principal executive offices of the Company are located at 15885 Sprague Road, Strongsville, OH 44136.

Item 2. Identity and Background.

2 (a-c,f).

I.	Filing Parties:

This Amendment is filed on behalf of the following persons (the “Filing Parties”):

1.	J O Hambro Capital Management Group Limited (“Group”), formerly named J O Hambro Capital Management (Holdings) Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2.	J O Hambro Capital Management Limited (“J O Hambro Capital Management”), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. J O Hambro Capital Management is principally engaged in the business of investment management and advising.

3.	North Atlantic Value LLP (“North Atlantic Value”) is a limited liability partnership organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. North Atlantic Value is a firm authorized by the United Kingdom’s Financial Services Authority and is principally engaged in the business of investment management of active value and private equity investments, as well as to its private clients.

4.	Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of North Atlantic Smaller Companies Investment Trust (“NASCIT”) and American Opportunity Trust plc (“American Opportunity Trust”), as a director of Group, J O Hambro Capital Management, The Trident North Atlantic Fund (“Trident North Atlantic”), Oryx International Growth Fund Limited (“Oryx”), Acquisitor plc and Acquisitor Holdings (Bermuda) Ltd. (“Acquisitor”), and as co-investment adviser to NASCIT and American Opportunity Trust. Mr. Mills is also a member of the Board of Directors of the Company.

5.	Growth Financial Services Limited (“GFS”), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. GFS has undertaken to provide the services of Christopher Harwood Bernard Mills to NASCIT.

6.	NASCIT, formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and North Atlantic Value serve as co-investment advisers to NASCIT.

7.	American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and North Atlantic Value serve as co-investment advisers to American Opportunity Trust.

8.	Oryx is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian’s Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. North Atlantic Value serves as investment adviser to Oryx.

9.	Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and North Atlantic Value serves as an investment adviser to Trident North Atlantic.

10.	Trident Holdings (“Trident Holdings”) is an investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 1350GT, 75 Fort Street, George Town, Grand Cayman, Cayman Islands. North Atlantic Value serves as an investment adviser to Trident Holdings.

11.	High Tor Limited (“Trident High Tor”) is a corporation organized under the laws of the Cayman Islands with its principal office and business at P.O. Box N-4857, Unit No. 2, Cable Beach Court, West Bay Street, Nassau, The Bahamas. High Tor Limited is a client of North Atlantic Value, which serves as an investment adviser to a portfolio of assets owned by High Tor Limited.

II.	Control Relationships:

J O Hambro Capital Management Limited is a wholly-owned subsidiary of J O Hambro Capital Management Group Limited.

Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management and Trident North Atlantic and as executive director of NASCIT and American Opportunity Trust.

III.	Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

(d)	Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the “Shares”) to which this Amendment relates.

The amount of funds used to date to acquire the Shares is approximately $25,116,101 (exclusive of brokerage fees and commissions).

Item 4. Purpose of Transaction.

The Filing Parties acquired their holdings of the Common Stock because they believed that the Common Stock represented a favorable investment opportunity. The Filing Parties believe that the Board of Directors should consider thoroughly potential opportunities to enhance shareholder value through, among other options, a business combination or sale of the Company or its assets. In this regard, the Filing Parties are currently exploring with one or more affiliates and third parties the possibility of engaging in an extraordinary corporate transaction with the Company, including a possible acquisition of all outstanding shares of the Common Stock, or a business combination or acquisition of the Company or some or all of its assets. The Filing Parties may engage in discussions with the directors of the Company and third parties regarding the possibility of engaging in these transactions. Our exploration of these strategic alternatives is preliminary in nature and is subject to termination and modification at any time at our discretion.

The Filing Parties will, from time to time, revisit the purpose of their investment in the Company in order to maximize shareholder value. Accordingly, future acquisitions of the Common Stock may be for the purpose of, among other things, effecting an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company.

The Filing Parties may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares:	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose	Approximate Percentage*
Group	0	0	0	0	0	0%

J O Hambro Capital Management	0	0	0	0	0	0%

North Atlantic Value	1,709,000	0	1,709,000	0	1,709,000	19.6%

Christopher H.B. Mills	1,709,000	0	1,709,000	0	1,709,000	19.6%

American Opportunity Trust	200,000	0	200,000	0	200,000	2.3%

GFS	0	0	0	0	0	0%

NASCIT	750,000	0	750,000	0	750,000	8.6%

Oryx	0	0	0	0	0	0%

Trident North Atlantic	351,851	0	351,851	0	351,851	4.0%

Trident Holdings	266,465	0	266,465	0	266,465	3.1%

Trident High Tor	48,000	0	48,000	0	48,000	0.6%

*	Based on 8,709,694 shares of Common Stock, without par value, outstanding as of November 1, 2004, which is based on information reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

(c) In the time since the Filing Parties last filed an amendment to the Statement on Schedule 13D relating to the Common Stock, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

Date	Filing Party	Transaction	No. of Shares	Price (US$)	Broker
09/06/01	Trident North Atlantic	Buy	2,000	$11.00	Wachovia

10/12/01	Trident North Atlantic	Buy	800	$10.57	Wachovia

10/12/01	J O Hambro Capital Management (on behalf of its private clients)	Sell	800	$10.57	Wachovia

04/23/02	Trident North Atlantic	Buy	2,500	$10.75	Wachovia

04/23/02	J O Hambro Capital Management (on behalf of its private clients)	Sell	2,500	$10.75	Wachovia

05/28/02	Trident North Atlantic	Buy	4,000	$11.44	Wachovia

05/28/02	J O Hambro Capital Management (on behalf of its private clients)	Sell	4,000	$11.44	Wachovia

06/10/02	Trident North Atlantic	Buy	2,500	$11.44	Wachovia

06/10/02	J O Hambro Capital Management (on behalf of its private clients)	Sell	2,500	$11.44	Wachovia

11/20/02	J O Hambro Capital Management (on behalf of its private clients)	Sell	2,000	$12.16	Wachovia

11/20/02	Trident North Atlantic	Buy	2,000	$12.16	Wachovia

11/20/02	J O Hambro Capital Management (on behalf of its private clients)	Sell	7,500	$12.05	Wachovia

12/18/02	J O Hambro Capital Management (on behalf of its private clients)	Sell	1,000	$13.34	Wachovia

03/20/03	American Opportunity Trust	Buy	33,705	$10.47	Raymond James

03/21/03	American Opportunity Trust	Buy	2,995	$10.48	Raymond James

03/24/03	American Opportunity Trust	Buy	6,300	$10.67	Raymond James

03/25/03	American Opportunity Trust	Buy	3,000	$10.56	Raymond James

03/26/03	American Opportunity Trust	Buy	2,000	$10.63	Raymond James

04/02/03	Trident North Atlantic	Sell	30,000	In-House Transfer	In-House Transfer

Date	Filing Party	Transaction	No. of Shares	Price (US$)	Broker
04/02/03	Trident Holdings	Buy	30,000	In-House Transfer	In-House Transfer

04/09/03	Oryx	Sell	100,000	$10.47	Wachovia

04/09/03	Trident Holdings	Buy	35,000	$10.47	Wachovia

04/09/03	Trident High Tor	Buy	10,000	$10.47	Wachovia

04/09/03	Trident North Atlantic	Buy	55,000	$10.47	Wachovia

04/25/03	Trident North Atlantic	Sell	27,000	$10.51	Wachovia

04/25/03	American Opportunity Trust	Buy	27,000	$10.51	Wachovia

05/27/03	J O Hambro Capital Management (on behalf of its private clients)	Sell	1,235	$11.02	Wachovia

10/02/03	Trident North Atlantic	Buy	2,500	$10.83	Wachovia

10/02/03	J O Hambro Capital Management (on behalf of its private clients)	Sell	2,500	$10.83	Wachovia

01/20/04	Trident North Atlantic	Buy	5,700	In-House Transfer	In-House Transfer

01/20/04	Trident High Tor	Sell	5,700	In-House Transfer	In-House Transfer

02/04/04	J O Hambro Capital Management (on behalf of its private clients)	Buy	1,000	$13.15	Wachovia

02/27/04	Trident Holdings	Buy	4,362	$12.00	Wachovia

02/27/04	Trident North Atlantic	Buy	6,544	$12.00	Wachovia

03/01/04	Trident Holdings	Buy	10,240	$12.00	Wachovia

03/01/04	Trident North Atlantic	Buy	15,360	$12.00	Wachovia

03/02/04	Trident Holdings	Buy	200	$12.00	Wachovia

03/02/04	Trident North Atlantic	Buy	300	$12.00	Wachovia

03/17/04	Trident Holdings	Buy	12,700	$12.71	Wachovia

03/17/04	Trident North Atlantic	Buy	19,050	$12.71	Wachovia

Date	Filing Party	Transaction	No. of Shares	Price (US$)	Broker
03/18/04	Trident Holdings	Buy	27,618	$12.84	Wachovia

03/18/04	Trident North Atlantic	Buy	41,426	$12.84	Wachovia

03/19/04	J O Hambro Capital Management (on behalf of its private clients)	Buy	220	$13.00	Wachovia

03/19/04	Trident Holdings	Buy	1,480	$13.00	Wachovia

03/19/04	Trident North Atlantic	Buy	2,500	$13.00	Wachovia

03/22/04	J O Hambro Capital Management (on behalf of its private clients)	Buy	1,464	12.99	Wachovia

03/22/04	Trident Holdings	Buy	9,865	$12.99	Wachovia

03/22/04	Trident North Atlantic	Buy	16,671	$12.99	Wachovia

(d) The private clients of North Atlantic Value (formerly clients of J O Hambro Capital Management) have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by North Atlantic Value. Group and J O Hambro Capital Management disclaim any beneficial ownership of the Common Stock. The shareholders of NASCIT, American Opportunity Trust, Trident North Atlantic and Trident Holdings have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by such entities, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

North Atlantic Value is the investment manager and/or investment adviser to each of NASCIT, American Opportunity Trust, Trident North Atlantic, Trident Holdings, Trident High Tor and its private clients and as such it has the authority to vote or dispose of the Common Stock. Christopher Harwood Bernard Mills is a co-investment advisor to NASCIT, American Opportunity Trust, is an executive director of American Opportunity Trust and is a director of Trident North Atlantic. Christopher Harwood Bernard Mills is also a partner of North Atlantic Value.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1     Amended and Restated Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2004

NORTH ATLANTIC VALUE LLP

By:	R. G. Barrett
Name:	R. G. Barrett
Title:	Compliance Officer
Executed on behalf of the parties hereto
pursuant to the Amended and Restated Joint
Filing Agreement, filed herewith.

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited (“Group”) as of the date hereof.

Name:	James Daryl Hambro (Chairman)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chairman, J O Hambro Capital Management

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non-Executive Director, Acquisitor Non-Executive Director, Acquisitor plc Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro Capital Management

Name:	Nichola Pease (Director and Chief Executive)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management

Name:	Basil Postan (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Jeremy James Brade (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Graham Warner (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Robert George Barrett (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Andreas Christian Jutting Lehmann (Director)
Citizenship:	Danish
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Willem Vinke (Director)
Citizenship:	Dutch
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited (“J O Hambro Capital Management”) as of the date hereof.

Name:	James Daryl Hambro (Managing Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Managing Director, J O Hambro Capital Management

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non-Executive Director, Acquisitor Non-Executive Director, Acquisitor plc Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro Capital Management

Name:	Jeremy James Brade (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Nichola Pease (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management

Name:	Basil Postan (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Robert George Barrett (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Andreas Christian Jutting Lehmann (Director)
Citizenship:	Danish
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Willem Vinke (Director)
Citizenship:	Dutch
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the members and partners of North Atlantic Value LLP (“North Atlantic Value”) as of the date hereof.

Members:

Name:	J O Hambro Capital Management Group Limited
(Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Name:	J O Hambro Capital Management Limited
(Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Partners:

Name:	Christopher Harwood Bernard Mills
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Executive Director, American Opportunity Trust
Director, Trident North Atlantic
Director, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Nichola Pease (Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Jeremy James Brade
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Fay Elizabeth Foster
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Partner, North Atlantic Value LLP

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc (“NASCIT”) as of the date hereof.

Name:	Christopher Harwood Bernard Mills (Executive Director)

Citizenship:	British

Business Address:	North Atlantic Smaller Companies Investment Trust plc Ryder Court 14 Ryder Street London SW1Y 6QB England

Principal Occupation:	Executive Director, NASCIT Executive Director, American Opportunity Trust plc Director, J O Hambro Capital Management

Name:	Enrique Foster Gittes (Chairman)

Citizenship:	USA

Residence:	4 East 82nd Street New York, New York 10028 USA

Principal Occupation:	Director, NASCIT

Name:	The Hon. Peregrine D E M Moncreiffe (Director)

Citizenship:	British

Business Address:	Easter Moncreiffe Bridge of Earn Perthshire Scotland PH2 8 QA

Principal Occupation:	Non-executive director

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited (“GFS”) as of the date hereof.

Name:	Christopher Harwood Bernard Mills[1] (Director)

Citizenship:	British

Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England

Principal Occupation:	Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro Capital Management

Name:	Ivan Alexander Shenkman (Director)

Citizenship:	British

Residence:	34 Royal Crescent, London W11 England

Principal Occupation:	Consultant

[1]	GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc (“American Opportunity Trust”) as of the date hereof.

Name:	R. Alexander Hammond-Chambers (Chairman)
Citizenship:	British
Business Address:	29 Rutland Square Edinburgh EH1 2BW Scotland
Principal Occupation:	Non-Executive Director, American Opportunity Trust

Name:	Christopher Harwood Bernard Mills (Executive Director)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Executive Director, American Opportunity Trust Director, Trident North Atlantic Director, J O Hambro Capital Management Limited Partner, North Atlantic Value LLP

Name:	John Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company[2] 537 Steamboat Road Greenwich, Connecticut 06830
Principal Occupation:	Managing Director, Gildea Management Company

[2]	Gildea Management Company is principally engaged in the investment management business.

Name:	The Hon. James J. Nelson (Director)
Citizenship:	British
Business Address:	Foreign & Colonial Ventures[3] 4th Floor Berkeley Square House Berkeley Square London W1X 5PA England
Principal Occupation:	Director, Foreign & Colonial Ventures

Name:	Iain Tulloch (Director)
Citizenship:	British
Business Address:	Murray Johnstone Ltd.[4] 7 West Nile Street Glasgow G2 2PX Scotland
Principal Occupation:	Director, Murray Johnstone Ltd.

Name:	Philip Ehrman (Director)
Citizenship:	British
Business Address:	Gartmore Investment Management Ltd.[5] Gartmore House 16-18 Monument Street London EC3R 8AJ England
Principal Occupation:	Investment Manager, Gartmore Investment Management Ltd.

[3]	Foreign & Colonial Ventures is principally engaged in the investment management business.
[4]	Murray Johnstone Ltd. is principally engaged in the investment management business.
[5]	Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund (“Trident North Atlantic”) as of the date hereof.

Name:	Raymond O’Neill (Director)
Citizenship:	Irish
Business Address:	RSM Robson (Dublin) Futzwilton House Wilton Place Dublin 2 Ireland
Principal Occupation:	Partner, RSM Robson Rhodes

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Executive Director, American Opportunity Trust Director, Trident North Atlantic Director, J O Hambro Capital Management Limited Partner, North Atlantic Value LLP

Name:	David Sargison (Director)
Citizenship:	British
Business Address:	Ironshore Corporate Services Limited Box 1234GT Queensgate House South Church Street Grand Cayman Cayman Islands
Principal Occupation:	Managing Director, Ironshore Corporate Services Limited

Name:	John Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 98 New Canaan, Connecticut 06840 USA
Principal Occupation:	Managing Director, Gildea Management Company

Name:	Ralph Woodford (Director)
Citizenship:	British
Business Address:	Caledonian Bank & Trust Limited Caledonian House George Town, Grand Cayman Cayman Islands
Principal Occupation:	Director, Caledonian Bank & Trust Limited

The following table sets forth certain information concerning each of the directors and executive officers of Trident Holdings (“Trident Holdings”) as of the date hereof.

Name:	Integra Limited
(Corporate Director)
Citizenship:	Cayman Islands
Business Address:	Integra Limited
P.O. Box 1350
The Huntlaw Building
Fort Street
George Town, Grand Cayman
Cayman Islands
Principal Occupation:	Corporation

The following table sets forth certain information concerning each of the directors and executive officers of High Tor Limited (“Trident High Tor”) as of the date hereof.

Name:	Paul R. Sandford
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

Name:	Donald W. Tomlinson
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited (“Oryx”) as of the date hereof.

Name:	Nigel Kenneth Cayzer (Chairman)

Citizenship:	British

Business Address:	Kinpurnie Estate Smiddy Road Newtyle Perthshire PH12 8TB

Principal Occupation:	Non-executive director

Name:	Sidney Cabessa (Director)

Citizenship:	French

Business Address:	Union Europeene de cic Finance 4 Rue Galloon 75107 Paris CEDUX 2 France

Principal Occupation:	Chairman Union Europeene de cic Finance

Name:	Patrick John McAfee (Director)

Citizenship:	British

Business Address:	Deutsche, Morgan Grenfell 4 Eagle Valley Power Court Ennis Kerry County Wicklow Ireland

Principal Occupation:	Company Director

Name:	Christopher Harwood Bernard Mills (Director)

Citizenship:	British

Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England

Principal Occupation:	Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro & Partners Director, Oryx

Name:	Colin Hannaway (Director)

Citizenship:	USA

Business Address:	Sterling Grace Corporation 55 Brockville Road Glen Head, New York 11545

Principal Occupation:	SVP Investments, Sterling Grace Corporation

Name:	Rupert Arthur Rees Evans (Director)

Citizenship:	British

Business Address:	Ozannes[6] P.O. Box 186 1 Le Marchant Street St. Peter Port Guernsey Channel Islands

Principal Occupation:	Guernsey Advocate Partner, Ozanne van Leuven Perrot & Evans Hussan Al Nowais

Name:	Hussan Al Nowais

Citizenship:	United Arab Emirates

Business Address:	Emirate Holdings P.O. Box 984 Abu Dhabi United Arab Emirates

Principal Occupation:	Chairman and Managing Director, Emirate Holdings

[6]	Ozannes is a law firm.